Mail Stop 4561

June 3, 2009

Mr. Greggory Kalvin
Acting Chief Financial Officer, Vice President, Corporate Controller
DineEquity, Inc.
450 North Brand Boulevard
Glendale, CA 91203-1903

> **Re: DineEquity, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed October 31, 2008**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 001-15283**

Dear Mr. Kalvin:

        We have reviewed your response letter dated May 1, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 3, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

7. Impairments and Closure Charges, page 96

1.   We have reviewed your response to our prior comment number 8. Please clarify your statement that "the estimated future cash flows for the company reporting unit consist of cash flows from an assumed declining number of company-operated restaurants." This statement seems to imply that goodwill would not

have declined as portions of the reporting unit are sold. Tell us whether you consider a restaurant to be a business as defined in EITF 98-3.   See paragraph 39 of SFAS 142. If a restaurant is a business, please explain why the goodwill balance would not be adjusted as each restaurant is sold.

16. Preferred Stock and Stockholders' Equity

Series A Perpetual Preferred Stock, page 114

2.   We have reviewed your response to our prior comment number 11. We repeat our prior comment to <u>disclose</u> the terms of the Series A Perpetual Preferred Stock that causes these shares to be classified as temporary equity.

Item 11. Executive Compensation, page 133

Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A filed April 17, 2009

Compensation Discussion and Analysis, page 15

General

3.   We note that in many instances where you discuss how compensation was set for the named executive officers, you note that the disclosure does not address the compensation for Ms. Stewart. For instance, it appears that CEO recommendations and assessments played a significant role in setting annual salaries and salary increases for 2008, though we note no discussion of the material increase in Ms. Stewart's annual salary for 2008 or how the increase was determined. Please tell us how each element of Ms. Stewart's compensation was determined and confirm that you will provide disclosure to this effect in future filings.

(a) General Philosophy Regarding Executive Compensation and Objective, page 15

4.   Please clarify the reference at the bottom of page 15 to the "cash flow measure" used in setting compensation.

(b) Compensation Setting and Equity Grant Procedures, page 16

5.   You state the CEO, Senior Vice President, Human Resources and Executive Director of Compensation and Benefits participate in a series of meetings with the Compensation Committee to determine compensation for the named executive officers without describing what role they play in setting compensation. Please discuss the role each plays in the process and clarify whether the Senior Vice

President and Executive Director have input in setting their own compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

(c) Compensation Consultant, page 16

6. Please describe the compensation consultant's role in determining or recommending the amount or form of executive compensation; state whether the compensation consultant was engaged directly by the compensation committee; describe the nature and scope of the compensation consultant's assignment; and provide the material elements of the instructions or directions given to the consultant regarding the performance of its duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K and the Division of Corporation Finance's Compliance and Disclosure Interpretation Question 118.06 under Regulation S-K available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

(d) Compensation Benchmarking and Peer Groups, page 16

7. We note that the compensation committee uses different peer groups and studies for different benchmarking comparisons. We further note that you disclose only the 2007 peer group developed by the Compensation Committee with the assistance of Hewitt and the chief executive officer. It is unclear from your disclosure which peer groups or studies were used for the different benchmarking comparisons you reference. For each element of compensation, please identify the companies that comprised each peer group against which you benchmarked your executive compensation. To the extent the compensation committee relied on studies for benchmarking purposes, you should provide meaningful disclosure regarding the nature and scope of the studies relied upon.

(g) Performance-Based Compensation, page 17

8. You indicate that under the 2008 Incentive Plan, bonus awards are based solely on the individual business objectives of the named executive officers, other than the CEO. We note, however, that you did not include a discussion of the individual business objectives for the affected officers except to provide a general statement as to how difficult it would be for the executives to achieve those objectives. Please explain how you determined not to include a discussion of the individual business objectives with respect to performance-based compensation. To the extent you relied on Instruction 4 to Item 402(b), we presume you have a competitive harm analysis supporting your omission of the specific quantitative or qualitative performance-related factors. Please advise.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 133

Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A filed April 17, 2009

Certain Relationships and Related Transactions, page 11

9.   We note the discussion regarding your policies with respect to transactions with related persons. We specifically note your statement that "before engaging in any conduct that creates an actual, apparent or potential conflict of interest, executive officers and directors must make full disclosure of all facts and circumstances to the Corporate Secretary, who shall inform and seek the prior approval of the Audit and Finance Committee of the Board of Directors." It does not appear that you have described the material features of your policies, such as the types of transactions covered by your policies or the standards to be applied in determining whether a transaction constitutes a reportable related party transaction pursuant to Item 404(a) of Regulation S-K. Please refer to Item 404(b)(1)(i) and (ii) of Regulation S-K and advise.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief